Wellington Management Advisers, Inc.
Notes to Statement of Financial Condition

1.   Organization

Wellington Management Advisers, Inc. ("WMA") was incorporated in Delaware on October 29, 2009 and is a wholly-owned subsidiary of Wellington Management Funds Holdings LLP ("WMFH"). Wellington Management Group LLP ("WMG") is the ultimate parent of WMFH and through its subsidiaries, some of which are registered as investment advisors with the United States Securities and Exchange Commission ("SEC"), including its United States subsidiary Wellington Management Company LLP ("WMC"), provides investment management and investment advisory services primarily to institutions around the world. WMA was approved to commence operations as a broker-dealer, effective August 6, 2010, pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. WMA is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. WMA has a limited scope of business acting primarily as an introducing broker-dealer to offer interests in private funds sponsored by its affiliates ("Wellington Management Private Funds").
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2.   Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any references to particular accounting topics in US GAAP in the accompanying financial statements are referring to the corresponding accounting topics in the Financial Accounting Standards Board Accounting Standards Codification ("ASC"), which may include guidance that is specifically applicable to nonpublic entities.

Events or transactions occurring after the period end date through the date the financial statements were issued, February 23, 2016, have been evaluated in the preparation of the financial statements.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash held with banks and are stated at cost, which approximates fair value. Cash balances held in banks may exceed government deposit insurance limits, where available.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the assets' estimated useful life, which is 3 years

for equipment. Disbursements that materially extend the life of fixed assets are capitalized and depreciated over the remaining life of the asset.

Income Taxes

WMA files state and federal income tax returns. WMA provides for income taxes at the applicable statutory rates. Current income tax is based on the taxable income for the current year. Deferred income tax, if any, results principally from the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes.

Fair Value

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivables from parent, accounts payable and accrued liabilities.

Credit Risk

WMA maintains non-interest bearing cash and cash equivalent accounts at financial institutions, which may have credit risk. WMA has not experienced any losses in these accounts to date. WMA attempts to minimize this risk by monitoring the credit ratings of financial institutions.

3. Fixed Assets

Fixed Assets at December 31, 2015 consist of:

Equipment	$ 47,064
Less - accumulated depreciation	(47,064)
	-

4. Related Party Transactions-Services Agreement

Under the Inter-Company Services Agreement ("Services Agreement"), WMA provided services to WMC primarily by introducing U.S. prospects and clients to WMC's investment management capabilities by offering interests in the Wellington Management Private Funds. In consideration of such services, WMC paid WMA a Services Agreement Fee in an amount equal to one hundred and five percent (105%) of all costs incurred by WMA, excluding intercompany fees charged by other WMC affiliated entities, income taxes and interest. As part of the Services Agreement, WMC agreed to make available to WMA the services of certain of its officers and employees required by WMA in the conduct of its business as well as office space, equipment, administrative and support services.

WMA had a receivable from WMC under the Services Agreement of $6,963 at December 31, 2015. Under the terms of the Services Agreement, the Right of Offset existed between WMA and WMC and effectively allowed for the offsetting of receivables and payables between WMA and WMC. Therefore, only a net receivable or payable related to the activity under this agreement is recorded on the Statement of Financial

Condition. Payments are made in full on or before March 15 following the end of the taxable year.

5. **Shareholder's Equity**

WMC made an initial capital contribution of $500 in common stock and $1,999,500 in Additional Paid-in-Capital in 2010. WMC transferred its ownership in WMA to WMFH on January 1, 2015.

6. **Net Capital Requirements**

WMA is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital be no more than 15 to 1.

As of December 31, 2015, WMA had net capital for this purpose of $2,896,106which was $2,891,106 in excess of its minimum net capital requirement of $5,000. WMA's ratio of aggregate indebtedness to net capital complied with the required limit and was .009 to 1, or .9 %, at December 31, 2015.

7. **Exemption from Rule 15c3-3**

WMA does not carry customer accounts or otherwise hold customer funds. Accordingly, WMA is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(2)(i) thereof.

8. **Contingencies**

In the ordinary course of business, WMA is subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker/dealer, WMA is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, WMA may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.